

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Lin Li
Chief Executive Officer
Northann Corp.
9820 Dino Drive, Suite 110
Elk Grove, CA 95624

> **Re: Northann Corp.**
> **Registration Statement on Form S-1**
> **Filed July 14, 2023**
> **File No. 333-273246**

Dear Lin Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Exhibits

1. Refer to Exhibit 23.1. We note your revisions made in response to prior comment 3. Please further revise to clarify in the first sentence of the first paragraph that the auditors consent to the inclusion of their report dated March 31, 2023, with the exception to Notes 16 and 18 for which the date is July 14, 2023. The current disclosures states the incorporation of reference of their report dated July 14, 2023. Also, please ensure the consent refers to the correct amended filing on Form S-1, as we note the current disclosure states Amendment No. 6 to the Form S-1.

2. We note your response to our previous comment 4 and reissue in part. The first paragraph on the page preceding the signature page of the opinion appears to include an

impermissible limitation on reliance. Please file a revised opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jason Ye